N E W S R E L E A S E

April 11, 2011

 ASSAY RESULTS FROM INFILL DRILLING AT THE HARENA VMS DEPOSIT, ERITREA

Nevsun Resources Ltd. (TSX: NSU/NYSE Amex: NSU) is pleased to report the base metal assays from the thirty-four infill diamond drill holes at the Harena deposit within its Bisha exploration license in Eritrea. Nevsun plans to use the infill drilling results to complete a resource estimate, mine plan and mining license application to process the Harena material at its Bisha processing plant. Harena lies 9.5 km southwest of the Bisha Main deposit on an exploration license contiguous to the Bisha Mining license.

Highlights

•

Third VMS near surface discovery on Bisha licenses

•

Oxide gold cap near surface (assays announced on March 2, 2011)

•

Copper and zinc primary sulphide  also near surface

•

Likely additional feed for Bisha both in gold and base metals phases

 If a mining license is granted, Harena would likely be mined as an open pit.  Material would be trucked 9.5 km to the Bisha site for stockpiling and blending with Bisha main feed.  The oxide gold cap would be processed in 2012/2013 and the primary sulphide >2016.

Select High Grade Results Include:

•

Hole #H-077 – 12m at 5.62% Cu, from 67.5 meters to 79.5 meters

•

Hole #H-076 – 6m at 3.90% Cu, from 67.5 meters to 73.5 meters

•

Hole #H-054 – 27m at 7.37% Zn, from 70.5 meters to 97.5 meters

•

Hole #H-061 – 7.5m at 7.26% Zn, from 84.9 meters to 92.4 meters

The drilling took place in the fall, 2010 and drill hole locations were selected to infill drill the gossanous oxide cap on 25m x 25m and 12.5m x 25m fences which is the same spacing used to define measured and indicated resource categories at the Bisha Main deposit.  The results were positive, and have provided increased confidence to the widths and grades of the volcanic massive sulphide deposit at Harena.  A resource estimate on the deposit has been initiated with results expected in late May. If the results are positive a reserve estimate and mine study will be done to support a mining license application.

Detailed results for the sulphide zones are in the attached schedule together with a map of the hole locations.  Gold assays for the oxide zone were announced in the March 02, 2011 news release.

Nevsun views the Harena deposit as a potential source of supplemental feed for the processing plant at Bisha.  Supplemental feed can provide valuable cash flow as an extension to mine life without having to absorb start-up capital costs.

Darin Wasylik, Senior Geologist for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Romania and Vancouver, Canada.

Hole #	From(m)	To(m)	Length(m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
H-049	60.0	63.0	3.0	0.13	2.50	0.50	0.01
H-051	69.0	78.4	9.4	0.85	81.96	0.48	2.57
incl.	69.0	73.5	4.5	1.03	141.33	0.67	3.21
and	76.0	78.4	2.4	0.66	26.83	0.56	3.77
H-054	60.0	103.5	43.5	0.15	11.29	0.28	4.88
incl.	70.5	97.5	27.0	0.19	14.06	0.26	7.37
H-056	66.0	80.1	14.1	0.10	6.94	0.67	3.38
incl.	66.0	70.5	4.5	0.08	6.33	1.02	0.83
and	70.5	79.5	9.0	0.12	6.50	0.46	4.82
H-059	67.5	73.5	6.0	0.24	16.50	1.39	0.20
incl.	69.0	71.8	2.8	0.27	19.93	2.35	0.29
H-060	55.5	96.0	40.5	0.26	17.90	0.64	3.96
incl.	60.0	64.5	4.5	0.53	73.33	1.87	9.56
and	67.5	73.6	6.1	0.24	9.72	0.44	8.16
and	78.0	91.5	13.5	0.14	7.44	0.51	4.19
H-061	63.0	66.0	3.0	0.32	35.00	0.65	0.04
and	70.5	109.5	39.0	0.65	36.60	0.27	3.32
incl.	72.0	78.0	6.0	0.28	48.25	0.24	2.23
and	84.9	92.4	7.5	0.29	16.80	0.25	7.26
and	96.6	109.5	12.9	0.72	21.41	0.33	4.54
H-064	67.5	94.5	27.0	0.24	16.22	0.64	4.55
incl.	69.0	75.0	6.0	0.34	33.00	0.46	9.67
and	82.5	88.5	6.0	0.10	4.50	0.29	8.01
H-065	72.0	76.5	4.5	0.54	33.33	1.16	0.19
and	76.5	92.3	15.8	0.19	15.49	1.01	3.00
incl.	81.0	84.2	3.2	0.06	2.34	0.09	6.44
and	84.2	92.3	8.1	0.27	25.45	1.78	1.61
H-075	72.0	88.5	16.5	0.20	11.55	1.00	3.47
incl.	72.0	76.5	4.5	0.10	6.00	1.21	7.71
H-076	67.5	73.5	6.0	0.34	16.50	3.90	2.70
and	73.5	96.0	22.5	0.41	23.27	1.70	3.73
incl.	73.5	76.5	3.0	0.39	22.50	3.36	12.78
H-077	67.5	79.5	12.0	1.07	72.42	5.62	0.37
incl.	69.0	73.5	4.5	1.19	83.67	8.69	0.08
and	79.5	91.5	12.0	1.61	64.60	1.46	2.35
incl.	81.0	85.5	4.5	3.72	105.61	1.11	3.93
and	88.5	91.5	3.0	0.26	16.00	0.62	3.16
H-078	73.5	81.0	7.5	1.03	48.20	2.10	0.40
incl.	73.5	78.0	4.5	0.94	44.67	2.98	0.61
H-079	28.5	31.5	3.0	0.04	1.00	0.24	4.30
and	36.0	39.0	3.0	0.01	0.00	0.50	2.03
H-080	33.0	39.0	6.0	0.01	0.50	0.50	1.01

Note. True thickness is estimated at approximately 90% of the drill intervals reported in the table. All holes were done at 45 degrees from horizontal.

Historic holes 1 through 27 were carried out and published in 2005 and holes 28 through 44 were carried out in the fall of 2009 and the results were published in February 2010.

Forward Looking Statements:  The above contains statements regarding positive drill results, indications that the Bisha concession may host multiple deposits, the Harena deposit as a potential source of supplemental feed and valuable cash flow, the close relationship between the interpreted graphitic horizon and the Harena massive sulphide, and additional prospects at the Harena area.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. .  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com

MAP:  LOCATIONS OF DRILL HOLES

Harena Deposit
Diamond Drill Program
December 2010
N
334,600 mE
334,700 mE
334,800 mE
334,900 mE
335,000 mE
1,707,900 mN
1,707,800 mN
1,707,700 mN
1,707,600 mN
H-018
H-030
H-017
H-013
H-014
H-029
H-043
H-028
H-049
H-010
H-051
H-048
H-033
H-054
H-034
H-009
H-004
H-042
H-012
H-011
H-055
H-050
H-032
H-053
H-061
H-056
H-003
H-037
H-052
H-060
H-038
H-064
H-031
H-002
H-059
H-057
H-015
H-063
H-077
H-065
H-058
H-036
H-001
H-066
H-062
H-076
H-075
H-068
H-071
H-067
H-035
H-006
H-078
H-072
H-069
H-041
H-074
H-005
H-070
H-073
H-081
H-079
H-016
H-040
H-080
H-039
H-007
H-008
2010 Drill Hole
Pre-2010 Drill Hole
Topographical Contour Line
(5m Intervals)